Securities and Exchange Commission

April 8, 2014

April 8, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:	Belk, Inc.

Form 10-K for Fiscal Year Ended February 2, 2013

Filed on April 17, 2013

File No. 000-26207

Dear Ms. Thompson:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated March 20, 2014. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Fiscal Years Ended February 2, 2013 and January 28, 2012, page 17

1.

We note your response to comment 1 in our letter dated February 26, 2014, and are reissuing the portion of our comment relating to your discussion and analysis of cost of goods sold within MD&A. In your response to comment 1 of our letter dated January 30, 2014, you provided a discussion of how you analyze cost of goods sold and what generally drives activity. As previously requested, since the information included in said response provides insight as to how management views and directs the business, please disclose similar information in future filings or tell us why such disclosures would not be beneficial to investors. In your response, please provide us with what your proposed disclosure would have looked like for the periods presented.

Response to Comment 1:

We acknowledge the Staff’s comment and, as described below, we will provide a more detailed discussion and analysis of the underlying reasons for changes in future filings to provide insight as to how management views and directs the business.

Our proposed revised disclosures are as follows:

Cost of Goods Sold. Cost of goods sold was $2.6 billion, or 66.6% of revenues in fiscal year 2013 compared to $2.5 billion, or 66.5% of revenues in fiscal year 2012. The increase in cost of goods sold of $174.6 million was primarily due to the increase in revenues. Cost of goods sold as a percentage of revenues slightly decreased as the level of markdowns based on our promotional activity was slightly reduced as compared to the prior year offset by higher shipping and handling costs associated with our increase in our ecommerce revenues.

2.

We note your response to comment 1 in our letter dated February 26, 2014, and the general factors included in your proposed disclosure explaining why comparable store sales changed period over period. Given the material increase in your revenues, please provide a more informative explanation for the drivers of your comparable store sales fluctuations. In doing so, as required by Item 303(a)(3)(iii) of Regulation S-K, please provide a narrative discussion of the extent to which such increases were attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Please also quantify the factors contributing to the increase or explain why quantification is not practicable.

Securities and Exchange Commission

April 8, 2014

Response to Comment 2:

We acknowledge the Staff’s comment and, as described below, we will provide a more detailed discussion and analysis of the underlying reasons for changes in future filings to provide insight as to how management views and directs the business.

Our proposed revised disclosures are as follows:

Revenues. In fiscal year 2013, the Company’s revenues increased 7.0%, or $0.3 billion, to $4.0 billion from $3.7 billion in fiscal year 2012. The increase was primarily attributable to the 53- versus 52-week increase in revenues from comparable stores of 7.5% of which the 53rd week revenues of $44.4 million contributed 1.2% of the 7.5% comparable store revenue increase. The increase in revenues from comparable stores was the result of positive general economic conditions and the acceptance by our customers of our merchandise offerings from both a style and value perspective as we invested in key strategic merchandising, marketing, branding and service excellence initiatives. This resulted in an increase in the number of units sold of 2% and reduced markdowns reflecting the acceptance of our offerings by our customers which led to the average selling price per unit increasing 5% as compared to the prior year. Merchandise categories achieving the highest growth rate included women’s accessories, children’s, men’s and home. These factors were partially offset by an $11.8 million decrease in revenues due to closed stores.

Item 15. Exhibits and Financial Statement Schedules, page 60

3.

We note your response to comment 2 in our letter dated February 26, 2014 and are reissuing portions of our comment. Please tell us what valuation and qualifying accounts, or categories of valuation and qualifying accounts, you considered for inclusion in Schedule II, and your quantitative and qualitative considerations in determining they were not required to be presented. Additionally, as previously requested, please provide us with a rollforward of your sales returns allowance on a gross basis.

Response to Comment 3:

As noted previously, we record our revenues net of sales taxes and merchandise returns as disclosed under the Revenues section in Footnote 1 to our Consolidated Financial Statements on page 34 of our Form 10-K. As we receive merchandise returns from our customers, these returns are netted against our revenues and we do not record the returns as a charge against the sales returns reserve liability. Each quarter, we adjust our estimated sales returns reserve liability and record the corresponding net increase or decrease to revenues, inventory and cost of goods sold. Please see the following example of how we account for our sales returns allowance.

The example below is to illustrate our accounting for sales returns allowance. At the beginning of the period, we determined that our estimate for sales returns was $1,000 with a corresponding charge to earnings of approximately 30% or $300.

Assumed beginning of period entry for estimated future returns of recorded sales:

Revenues	$1,000
Inventory	$700

Sales Returns Allowance		$(1,000)
Cost of Goods Sold		$(700)

At the end of the period, we estimated the sales returns allowance increased to approximately $1,100.

Securities and Exchange Commission

April 8, 2014

End of period entry for estimated future returns of recorded sales:

Revenues	$1,100
Inventory	$770

Sales Returns Allowance		$(1,100)
Cost of Goods Sold		$(770)

The net effect of reversing the beginning of period entry and recording the end of period amounts for estimated future sales returns is an increase in sales returns allowance of $100; an increase in inventory of $70 and a net decrease to earnings $(30) which is comprised of a decrease to revenues of $(100) and an increase in cost of goods sold of $70.

The amount of sales return allowance needed at the end of a period is determined based on applying estimated returns percentage to revenues for which the returns period has not lapsed. Our return policy is to take valid returns for up to 180 days. The estimated returns percentage is based on trends of the timing and the amount of returns in relation to the month of the original sales transaction. In general, approximately 60% of the returns occur in the same month as the original sales transaction and approximately 30% occurs in the next fiscal month after the month in which the original sales transaction occurred. The remaining approximate 10% of the returns occur during the subsequent periods at a decreasing rate as time passes.

The most meaningful measure for our investors is either the percentage change in total revenues or the percentage change for comparable store revenues. Accordingly, we also believe that presenting the gross activity of the change in the sales returns allowance is not a relevant measure in our industry and is not meaningful to investors as it does not significantly influence the percentage change in revenues.

On page 41 and page 43 of our fiscal year 2013 Form 10-K, our Footnote 8 Accrued Liabilities and Footnote 10 Retirement Obligations and Other Noncurrent Liabilities to our Consolidated Financial Statements display the components of our balance sheet liabilities. The reserves, valuations and contingencies contained in these items were considered for presentation on Schedule II. All other items represent accruals which are not reserves, valuations or contingencies; therefore, were not considered for presentation on Schedule II.

For the above reserves, the balances and activity for the year were evaluated for presentation on Schedule II and was determined to be immaterial and not meaningful to investors. The increase in our sales returns allowance of $11,448 as a percentage of our revenues of $3,956,866 was 0.29%.

Please see below for the roll forward by quarter of our sales returns reserve as requested.

Fiscal Year 2013	Balance at Beginning of Period	Net Increase or Decrease to Revenues	Balance at End of Period

First Quarter	$12,826	$4,757	$17,583

Second Quarter	$17,583	($1,577)	$16,006

Third Quarter	$16,006	($632)	$15,374

Fourth Quarter	$15,374	$8,900	$24,274

Annual	$12,826	$11,448	$24,274

Note: The net effect on pre-tax earnings of the above adjustment is approximately 30% of the revenue amount or $3.5 million.

Securities and Exchange Commission

April 8, 2014

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (704) 426-8250 if you have any questions.

Very truly yours,

/s/ Adam M. Orvos

Adam M. Orvos
Executive Vice President and Chief Financial Officer